CONVERTIBLE PROMISSORY NOTE FINANCING OF TTECH INC.

SUMMARY OF TERMS

This Summary of Terms summarizes the principal terms of a proposed financing - it does not purport to summarize all of the conditions, covenants, representations, warranties and other provisions that would be contained in definitive documentation for the Notes. It is intended solely as a basis for further discussion and does not evidence any agreement to make such an investment or any other binding commitment on the part of any person or entity, other than as set forth below under "Fees and Expenses" and "Governing Law." A binding commitment will arise only upon the execution by the parties of definitive, binding agreements, if any. Other than as set forth below under "Fees and Expenses" and "Governing Law," this Summary of Terms is non-binding.

Issuer:	TTech Inc., a Delaware corporation (the "***Company***").
Investors:	Investors shall be identified by the Company (the "***Investors***", each an "***Investor***"). The minimum investment amount will be $1,000 per Investor and the maximum financing raised by the Company through the issuance of the Promissory Notes contemplated hereby will be $200,000.
Initial Closing:	On or about June 25, 2021. Additional closings may occur up to March 25, 2022.
Promissory Notes:	The Company shall issue promissory notes (the "***Notes***") in exchange for amounts invested by the Investors. The Notes will have the following principal provisions:

Maturity: Unless earlier repaid or converted, outstanding principal and unpaid accrued interest on the Notes shall be due and payable upon request of the Majority Holders made on or after the date which is three years after the Initial Closing date (the "***Maturity Date***").

Interest: Interest shall accrue on an annual basis at the rate of 5% per annum, compounded annually, calculated on the basis of a 360-day year and the actual number of days elapsed.

Automatic Conversion upon Qualified Financing: In the event the Company consummates, on or prior to the Maturity Date, an equity financing pursuant to which it sells shares of its equity securities ("***Next Round Securities***"), with an aggregate sales price of not less than $1,500,000, excluding any and all indebtedness under the Notes that is converted into Next Round Securities, and with the principal purpose of raising capital (a "***Qualified Financing***"), then all principal, together with all unpaid accrued interest under the Notes, shall automatically convert into shares of Next Round Securities at the lesser of (the "***Conversion Price***") (i) 80% of the cash price per share paid by the other purchasers of Next Round Securities in the Qualified Financing and (ii) the price obtained by dividing $6,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, including all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other indebtedness). If the conversion price of the Notes is less than the cash price per share at which Next Round Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert the Notes into shares of a newly created series of capital stock having the identical rights, privileges, preferences and restrictions as the Preferred Stock issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the per share dividend, which will be the same percentage of the conversion price as applied to determine the per share dividends of new investors in the Qualified Financing relative to the purchase price paid by such investors.

Change of Control: If the Company is acquired prior to the Qualified Financing, then the Notes will automatically convert at the Conversion Price in connection with such transaction.

Pre-Payment: The principal and accrued interest may not be prepaid unless approved in writing by a majority (by unpaid principal amount) of the Notes.

Security: The Notes shall be unsecured obligations of the Company. The Investors shall not have any governance, approval or similar rights.

Documentation:	The investments will be made pursuant to convertible note documentation prepared by the Company. The Company will not make any representations or warranties in the documentation, and the documentation will include a customary acknowledgement and disclaimer by the Investors of the same.
Governing Law:	This Summary of Terms shall be governed and construed under the laws of the State of Delaware.
Expenses:	The Company and Investors will each bear their own legal and other expenses with respect to the Notes financing.

This term sheet is non-binding and is intended solely as a summary of the terms that are currently proposed by the parties. The parties acknowledge that they neither intend to enter, nor have they entered, into any agreement to negotiate a definitive agreement pursuant to this term sheet, and either party may, at any time prior to execution of such definitive agreement, propose different terms from those summarized herein or unilaterally terminate all negotiations pursuant to this term sheet without any liability whatsoever to the other party. Each party shall be solely liable for all of its own fees, costs and other expenses in conjunction with negotiation and preparation of a definitive agreement pursuant to this term sheet.